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                                                                      EXHIBIT 31


                AMENDMENT NO. 1 TO AMENDED AND RESTATED BY-LAWS

                                       OF

                         WALLACE COMPUTER SERVICES, INC.



         The following sets forth a first amendment to the Amended and Restated By-Laws (the "By-Laws") of Wallace Computer Services, Inc., a Delaware corporation, which amendment shall be effective September 10, 2002.

         1. Section 3.11 of the By-Laws has been deleted and amended to read in its entirety as follows:

                  "Section 3.11. Compensation Committee.

                  (a) At each annual meeting of the Board of Directors, the Board of Directors shall, by a resolution adopted by a majority vote of the entire Board of Directors, designate and appoint from its members a Compensation Committee consisting of two or more directors, none of whom is an officer or employee of the corporation.

                  (b) The Compensation Committee shall have the powers and responsibilities set forth in the Compensation Committee charter adopted by the Board of Directors, as the same may be amended, modified and supplemented from time to time by the Board of Directors."